FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 17, 2006

Minco Silver Corporation announces that it has closed its previously announced public offering consisting of 5,000,000 units at a price of $3.00 per unit for aggregate proceeds of $15,000,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant being exercisable at $3.45 per common share for a period of 18 months from the closing of the Offering. The Offering was completed by way of a short form prospectus through a syndicate of underwriters led by CIBC World Markets Inc. and including Canaccord Capital Corporation and Sprott Securities Inc.  The Underwriters also have an option to purchase up to an additional 750,000 common shares at a price of $2.80 per share and 375,000 warrants at a price of $0.40 per warrant to cover over-allotments and for market stabilization purposes for a period of 15 days from the closing of the Offering.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated November 17, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:   November 17, 2006

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	November 17, 2006

NEWS RELEASE

Minco Silver Corporation Closes $15 Million Public Offering

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Vancouver, British Columbia – November 17, 2006 - Minco Silver Corporation (TSX:MSV) (“Minco Silver”) is pleased to announce that it has closed its previously announced public offering (the “Offering”) consisting of 5,000,000 units at a price of $3.00 per unit for aggregate proceeds of $15,000,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant being exercisable at $3.45 per common share for a period of 18 months from the closing of the Offering. The Offering was completed by way of a short form prospectus through a syndicate of underwriters (the “Underwriters”) led by CIBC World Markets Inc. and including Canaccord Capital Corporation and Sprott Securities Inc.

The Underwriters also have an option to purchase up to an additional 750,000 common shares at a price of $2.80 per share and 375,000 warrants at a price of $0.40 per warrant to cover over-allotments and for market stabilization purposes for a period of 15 days from the closing of the Offering.

The net proceeds of the Offering will be used by Minco Silver to fund the exploration and development program on the Fuwan Silver Property and for general working capital purposes.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

This document may contain or refer to forward-looking information based on current expectations.  Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results.  These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM) and Silver Standard Resources Inc. (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Mark Orsmond, VP Corporate Development, at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.